SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CORVEL CORPORATION

Name of Issuer

Common Stock

Title of Class of Securities

                                                             221006109

CUSIP Number

December 31, 2006

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☐           Rule 13d-1(c)

☒                       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221006109	13G	Page 2 of 4 Pages
1		NAME OF REPORTING PERSON: Corstar Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 41-1408008
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,050,001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,050,001
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,050,001
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.8%
12		TYPE OF REPORTING PERSON CO

Page 3 of 4 Pages

Item 1.

(a)                               Name of Issuer

The name of the issuer is CorVel Corporation.

(b)                               Address of Issuer’s Principal Executive Offices

                                                                                                                          2010 Main Street, Suite 600

                                                                                                                          Irvine, CA 92614

Item 2.

(a)                               Name of Person Filing.  Corstar Holdings, Inc.  (41-1408008)

(b)                               Address of Principal Business Office or, if none, Residence.

                                                                                                10901 Red Circle Drive, Suite 370

                                                                                                Minnetonka, Minnesota  55343

                                                (c)                               Citizenship. Minnesota

(d)                               Title of Class of Securities.  Common Stock

(e)                               CUSIP Number.  221006109

Item 3.                                                 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)                               ☐                                  Broker or Dealer registered under Section 15 of the Act

(b)                               ☐                                   Bank as defined in Section 3(a)(6) of the Act

(c)                               ☐                                   Insurance Company as defined in Section 3(a)(19) of the Act

(d)                               ☐                                   Investment Company registered under Section 8 of the Investment Company Act

(e)                               ☐                                   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)                                 ☐                                   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)                               ☐                                   Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)                               ☐                                   Group, in accordance with §240.13d-1(b)(ii)(H)

Item 4. Ownership

(a)                                  Amount beneficially owned:  As of December 31, 2006, Corstar Holdings, Inc. held 4,050,001 shares of CorVel stock.1

(b)                                 Percent of Class:  28.8% based upon 14,076,146 shares outstanding as of January 31, 2007 as reported in the CorVel Corporation Annual Report on Form 10-Q for the quarterly period ended December 31, 2006.

1 ENStar Inc. acquired the common stock shares of CorVel Corporation on February 28, 1997 when ENStar was spun off of the previous stock owner, North Star Universal, Inc.  In 1999 ENStar Inc. merged with Enstar Acquisition, Inc.  In April, 2000, Enstar Acquisition, Inc. changed its name to Corstar Holdings, Inc.

Page 4 of 4 Pages

(c)                                  Number of shares as to which Corstar Holdings, Inc. has

(i)           Sole power to vote or to direct the vote:  4,050,001 shares

(ii)        Shared power to vote or to direct the vote:  0

(iii)     Sole power to dispose or to direct the disposition of:  4,050,051 shares

(iv)    Shared power to dispose or to direct the disposition of:  0

Item 5.                                                 Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following                                  [ ].

Item 6.                                                 Ownership of More Than Five Percent on Behalf of Another Person.  Not Applicable

Item 7.                                                 Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.  Not Applicable.

Item 8.                                                 Identification and Classification of Members of the Group.  Not Applicable.

Item 9.                                                 Notice of Dissolution of Group.  Not Applicable.

Item 10.                                                                                         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2007	/s/ Jeffrey J. Michael
Jeffrey J. Michael